 NEWS RELEASE

For Immediate Release
November 12, 2008

Canwest Streamlines Operations
Reduces annualized operating expenses by approximately $61 million

Canwest Global Communications Corp. (“Canwest” or the “Company”) today announced initiatives that are expected to reduce annualized operating costs by approximately $61 million.

These changes will include the reduction of approximately 560 job positions or about five per cent of the Company’s workforce through voluntary buyouts, attrition and reductions. These reductions are in addition to several hundred jobs that have been eliminated over the last two years.

These actions are a result of the current economic environment as well as the structural challenges in the conventional television model. They also reflect Canwest’s ongoing review of work processes to achieve maximum operating efficiencies, and its transformation into a multi-platform media company that is building its audience using digital media.

"Having completed an assessment of our Canadian operations and, after careful consideration, we are implementing a number of initiatives that will provide savings that will allow us to better compete in the current economic environment, without compromising our core products and services,” said Leonard Asper, President and CEO, Canwest.  “It will not impact our strategy to invest in growth media like digital online, mobile and specialty channels.”

Mr. Asper added: “Previous initiatives including the Canwest News Service, Digital Newsrooms and synergies achieved through the integration of the former Alliance Atlantis specialty channels have helped us manage costs and reduce our workforce. However, the current environment requires that we go further – especially in light of the CRTC’s failure to adequately recognize the structural issues facing conventional broadcasters. Although it was a very difficult decision to implement staff reductions, we believe that these actions are required to enable Canwest to maintain its strength, build market position and be ready at the first sign of an economic recovery.”

Canwest Broadcasting

A series of initiatives, including the restructuring of its news operations at E! stations, will result in Canwest Broadcasting reducing its workforce by approximately 210 positions and reduce operating expenses (excluding program costs) by approximately $17 million from fiscal 2008 levels. The restructuring initiatives are aimed at reducing infrastructure costs without impacting audience access to local programming and ensuring the Company can continue to satisfy its licence conditions. These initiatives are expected to result in restructuring costs of approximately $7 million in fiscal 2009.

Certain activities non-core to the broadcasting business will be eliminated and other operational efficiencies will be achieved through elimination of positions across all departments. Total annualized savings to 2008 expenditures are expected to be approximately $21 million.

Canwest Publishing

A series of initiatives in Canwest Publishing will eliminate approximately 350 positions and is expected to reduce operating costs in fiscal 2009 by between $25 million and $30 million. The unit is expected to incur restructuring costs of between $18 million and $22 million in fiscal 2009.

These initiatives include a restructuring of the community newspaper group, a streamlining of some production processes and web width reduction in certain Canwest newspapers. The National Post will also institute changes to accelerate its road to profitability by focusing on its profitable markets, reducing unproductive and deeply discounted circulation and utilize new technology that enables it to better target key high value readers while increasing web engagement with its brands.   In total, these initiatives are expected to reduce costs on an annualized basis by between $35 million and $40 million.

The development and creation of news and information will not be impacted by the changes. Canwest remains committed to being Canada’s premier news gathering organization combining the strength of local reporters and the reach of the Canwest News Service.

Mr. Asper said some changes had been planned but were accelerated because of the economic slowdown while other initiatives were identified through a workflow review that has been undertaken within every division over the past several months.

In addition to Canwest’s ongoing strategies of strengthening the balance sheet, the Company is also continuing to improve the performance of its core business which has resulted in improved ratings in conventional television as well as market-leading positions in its newspaper and specialty channels. The Company will also continue to invest in the areas that provide the greatest long-term growth including:
•	Internet video streaming agreements that make more than 50 hit programs accessible online anytime.
•	A Video on Demand (VOD) agreement that provides access to more than 60 hours of people’s favourite first-run Global and E! programs. This expands Canwest’s VOD offering to four categories.
•	New online partnerships including Gasbuddy.com and Clubzone.com that will increase traffic to the Canada.com site by 25%.
•	The continued expansion of Canwest News Services and Canwest Editorial Services’ client base and service offerings.
•	The introduction of new specialty channels in 2009 to further capitalize on this growing segment where the Company is a recognized leader.

“In these uncertain economic conditions we remain focused on strengthening our balance sheet, protecting and exacting better performance from our core assets and investing in growth media that responds to the evolving habits and expectations of consumers, advertisers and distributors,” Mr. Asper said. “While we anticipate that advertising revenues will be negatively affected by the current economic slowdown, Canwest’s diversified revenue base and strong fiscal management will see it though this period and management remains dedicated to taking the necessary steps to provide the Company with the flexibility required over the longer-term while building for the future.”

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest Global Communications Corp. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2007 dated November 20, 2007 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three and nine months ended May 31, 2008. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com